UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 13, 2024

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-271842.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2024 and 2023 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2023 annual report filed on Form 20-F on April 3, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

This report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates (as defined herein), and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our dry bulk, containerships and tanker vessels in particular, fluctuations in charter rates for dry bulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, fluctuation in interest rates and foreign exchange rates, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the SEC, including its Form 20-F and Form 6-K.

Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

In October 2024, Navios Partners took delivery of the Navios Utmost, a 2024-built 5,300 TEU containership and the Nave Photon, a 2024-built Aframax/LR2 tanker vessel of 115,752 dwt from unrelated third parties (see “Fleet for employment details”).

Overview

We are an international owner and operator of dry cargo and tanker vessels that was formed in August 2007 by Navios Holdings. We have been a public company since November 2007.

As of November 11, 2024, there were outstanding 29,807,098 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owns an approximately 16.9% common interest of the total outstanding common units including 4,672,314 common units held through four entities affiliated with her. An entity affiliated with Angeliki Frangou beneficially owns 622,296 general partnerships units, representing an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of November 11, 2024, Navios Partners had repurchased 377,290 common units, for a total cost of approximately $19.7 million.

Fleet

Navios Partners’ fleet consists of 73 dry bulk vessels, 50 containerships and 56 tanker vessels, including 19 newbuilding tankers (13 Aframax/LR2 and six MR2 product tanker chartered-in vessels under bareboat contracts) that are expected to be delivered through the first half of 2028 and eight newbuilding containerships (two 5,300 TEU containerships, two 7,700 TEU containerships and four 7,900 TEU containerships), that are expected to be delivered through the first half of 2027.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, with length up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short, medium and long-term charters.

The following table provides summary information about our fleet as of November 7, 2024:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Vega	Transhipper	2009	57,573	$25,800	No	Jan-29
Navios Christine B	Ultra-Handymax	2009	58,058	$9,500	No	Nov-24
Navios Celestial	Ultra-Handymax	2009	58,063	—	100% average BSI 58 10TC	Apr-25
Navios La Paix	Ultra-Handymax	2014	61,485	—	111.0% average BSI 58 10TC	Apr-26
N Amalthia	Panamax	2006	75,318	—	90.0% average BPI 82	Apr-25
Navios Hope	Panamax	2005	75,397	—	100.0% average BPI 82 less $1,283	Mar-25
Navios Sagittarius (5)	Panamax	2006	75,756	—	100.0% average BPI 82 less $1,286	Nov-24
Navios Galileo	Panamax	2006	76,596	$13,775	No	Dec-24
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 82 less $1,286	Feb-25
Navios Asteriks (23)	Panamax	2005	76,801	$11,163	No	Nov-24
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 82 less $1,283	Jun-25
Navios Victory	Panamax	2014	77,095	—	96.0% average BPI 82	Dec-25
Unity N	Panamax	2011	79,642	—	89.0% average BPI 82	Dec-25
Odysseus N	Panamax	2011	79,642	—	90.0% average BPI 82	Jul-25
Rainbow N	Panamax	2011	79,642	$13,775	No	Dec-24
Navios Amber	Kamsarmax	2015	80,994	$17,290	No	Apr-26
Navios Avior	Kamsarmax	2012	81,355	—	100.0% average BPI 82	Jan-25
Navios Centaurus	Kamsarmax	2012	81,472	—	101.0% average BPI 82	Oct-25
Navios Citrine	Kamsarmax	2017	81,626	—	110.0% average BPI 82	Jan-26
Navios Dolphin	Kamsarmax	2017	81,630	$14,013	No	Jan-25
				$15,200	No	Dec-25
Navios Horizon I (23)	Kamsarmax	2019	81,692	$15,731	No	Dec-24
				$13,414	No	Mar-25
				—	110.0% average BPI 82	Apr-25
Navios Galaxy II (6)	Kamsarmax	2020	81,789	—	112.5% average BPI 82	Feb-27
Navios Uranus (6)	Kamsarmax	2019	81,821	$16,071	No	Dec-24
				—	112.0% average BPI 82	Apr-26
Navios Felicity I (6)	Kamsarmax	2020	81,962	$18,425	No	Dec-24
				—	114.0% average BPI 82	Jan-25
Navios Primavera (5)	Kamsarmax	2022	82,003	—	115.0% average BPI 82	Nov-24
				—	114.0% average BPI 82	Jan-26
Navios Meridian (5)	Kamsarmax	2023	82,010	—	115.5% average BPI 82	Jan-25
				—	113.5% average BPI 82	Oct-25
Navios Herakles I (6)	Kamsarmax	2019	82,036	—	113.5% average BPI 82	Oct-25
Navios Magellan II (6)	Kamsarmax	2020	82,037	—	112.0% average BPI 82	Oct-25
Navios Sky (5)	Kamsarmax	2015	82,056	—	102.0 % average BPI 82	Jan-26
Navios Alegria (23)	Kamsarmax	2016	84,852	$14,197	No	Dec-24
				$15,400	No	Dec-25
Navios Sphera	Kamsarmax	2016	84,872	$16,237	No	Dec-24
				$13,696	No	Mar-25
				—	110.0% of average BPI 82	Oct-25
Navios Coral	Kamsarmax	2016	84,904	—	110.0% average BPI 82	Apr-26
Copernicus N	Post-Panamax	2010	93,062	$10,070	No	Nov-24
Navios Stellar (5)	Capesize	2009	169,001	—	97.0% average BCI 5TC	Jun-26
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	Jan-25
Navios Antares (5)	Capesize	2010	169,059	—	100.0% average BCI 5TC	Feb-25
Navios Symphony	Capesize	2010	178,132	—	102.75% average BCI 5TC	Apr-26
Navios Ace (5)	Capesize	2011	179,016	$27,612	No	Dec-24

				—		107.25% average BCI 5TC	Feb-25
Navios Melodia	Capesize	2010	179,132	$27,737		No	Dec-24
				$16,593		No	Mar-25
				—		104.0% average BCI 5TC	Apr-26
Navios Luz	Capesize	2010	179,144	—		105.5% average BCI 5TC	Dec-24
				$16,637		No	Mar-25
				—		105.5% average BCI 5TC	Oct-25
Navios Altamira	Capesize	2011	179,165	—		107.0% average BCI 5TC	Mar-25
Navios Azimuth (23)	Capesize	2011	179,169	$27,930		No	Dec-24
				—		105.0% average BCI 5TC	Feb-25
Navios Etoile	Capesize	2010	179,234	$27,930		No	Dec-24
				—		105.0% average BCI 5TC	Feb-25
Navios Buena Ventura	Capesize	2010	179,259	$23,342		No	Dec-24
				—		105.0% average BCI 5TC	Feb-25
Navios Bonheur	Capesize	2010	179,259	—		104.0% average BCI 5TC	Feb-25
Navios Fulvia	Capesize	2010	179,263	$27,631		No	Dec-24
				—		105.0% average BCI 5TC	Feb-25
Navios Aster	Capesize	2010	179,314	$23,495		No	Dec-24
				—		108.0% average BCI 5TC	Feb-25
Navios Ray (5)	Capesize	2012	179,515	$27,731		No	Dec-24
				—		105.0% average BCI 5TC	Feb-25
Navios Happiness	Capesize	2009	180,022	$22,626		No	Dec-24
				$17,396		No	Mar-25
				—		109.0% average BCI 5TC	Apr-25
Navios Bonavis (5)	Capesize	2009	180,022	—		103.0% average BCI 5TC	Apr-26
Navios Phoenix (5)	Capesize	2009	180,242	$22,765		No	Dec-24
				$16,955		No	Mar-25
				—		100.0% average BCI 5TC + $1,905 per day	Aug-26
Navios Fantastiks	Capesize	2005	180,265	$17,575		No	Jun-26
Navios Sol (5)	Capesize	2009	180,274	—		108.0% average BCI 5TC	Dec-24
				$17,339		No	Mar-25
				—		108.0% average BCI 5TC	Jun-26
Navios Canary (23)	Capesize	2015	180,528	$33,369		No	Dec-24
				—		125.0% average BCI 5TC	Feb-25
Navios Lumen (5)	Capesize	2009	180,661	$28,397		No	Dec-24
				$16,213		No	Mar-25
				—		106.0% average BCI 5TC	Jul-26
Navios Pollux (5)	Capesize	2009	180,727	—		102.5% average BCI 5TC	Apr-25
Navios Felix (23)	Capesize	2016	181,221	$28,500	(20)	No	Jan-27
Navios Corali (23)	Capesize	2015	181,249	$21,779		No	Dec-24
				—		131.0% average BCI 5TC	Feb-25
Navios Mars	Capesize	2016	181,259	$30,278		No	Dec-24
				—		128.0% average BCI 5TC	Feb-25
Navios Gem	Capesize	2014	181,336	$31,634		No	Dec-24
				—		125.0% average BCI 5TC	Apr-26
Navios Joy	Capesize	2013	181,389	—		Freight Voyages	Aug-25
Navios Koyo	Capesize	2011	181,415	$28,500		No	Dec-24
				$18,833		No	Mar-25
				—		118.0% average BCI 5TC	Jan-26
Navios Azalea (6)	Capesize	2022	182,064	$19,950		No	Nov-27
Navios Armonia (6)	Capesize	2022	182,079	$20,750		No	Sep-27
Navios Altair (6)	Capesize	2023	182,115	$19,600		No	Nov-27
Navios Sakura (6)	Capesize	2023	182,169	$19,550		No	Mar-28
Navios Amethyst (6)	Capesize	2023	182,212	$19,550		No	Feb-28
Navios Astra (14)	Capesize	2022	182,393	$21,000		No	Aug-27

Owned Containerships	Capacity (TEU)	Built	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	2,546	2009	$36,538	No	Mar-25
Protostar N	2,741	2007	$11,700	No	Aug-25
Fleur N	2,782	2012	$19,009	No	May-26
Ete N	2,782	2012	$19,009	No	May-26
Navios Summer (5)	3,450	2006	$30,320	No	May-25
			$20,845	No	May-26
			$34,110	No	Jul-26
Navios Verano (5)	3,450	2006	$18,818	No	Apr-26
Matson Lanai (5)	4,250	2007	$55,794	No	Jun-25
			$34,563	No	Sep-27
Navios Verde (5)	4,250	2007	$21,725	No	May-25
			$35,056	No	Jun-27
Navios Amarillo (5)	4,250	2007	$63,956	No	Jan-25
			$28,425	No	Jan-26
			$9,475	No	Jan-28
Navios Vermilion (5)	4,250	2007	$23,972	No	Nov-24
			$28,763	No	Mar-27
Navios Azure	4,250	2007	$20,748	No	Apr-26
Navios Indigo (5)	4,250	2007	$34,125	No	Apr-25
			$24,375	No	Apr-26
			$41,438	No	Aug-26
Navios Domino (5)	4,250	2008	$23,453	No	Aug-25
			$35,550	No	Sep-27
Matson Oahu (5)	4,250	2008	$19,701	No	Dec-24
			$34,563	No	Jan-28
Navios Tempo	4,250	2009	$44,438	No	Sep-25
Navios Destiny (5)	4,250	2009	$28,763	No	Feb-27
Navios Devotion (5)	4,250	2009	$34,125	No	Mar-25
			$24,375	No	Mar-26
			$41,438	No	Jul-26
Navios Lapis	4,250	2009	$25,000	No	Jun-26
Navios Dorado	4,250	2010	$24,441	No	May-26
Carmel I	4,360	2010	$32,689	No	Apr-25
			$23,214	No	Apr-26
			$39,795	No	Jun-26
Zim Baltimore	4,360	2010	$34,125	No	Jan-25
			$24,375	No	Jan-26
			$41,438	No	May-26
Navios Bahamas	4,360	2010	$48,000	No	Apr-25
			$22,500	No	Jun-27
Navios Miami	4,563	2009	$28,763	No	Feb-27
Navios Magnolia	4,730	2008	$28,763	No	Feb-26
Navios Jasmine	4,730	2008	$48,000	No	Mar-25
			$22,500	No	May-27
Navios Chrysalis	4,730	2008	$23,453	No	Jun-25
			$35,056	No	Jul-27
Navios Nerine	4,730	2008	$28,763	No	Aug-26
Sparrow	5,300	2023	$39,000	No	Nov-25
			$37,050	No	Nov-26
			$35,100	No	Nov-27
			$31,200	No	Nov-28
			$37,050	No	Jan-29
Zim Eagle	5,300	2024	$42,900	No	Jan-25
			$39,000	No	Jan-26
			$37,050	No	Jan-27
			$35,100	No	Jan-28
			$31,200	No	Jan-29
			$37,050	No	Mar-29

Zim Condor	5,300	2024	$42,900	No	Apr-25
			$39,000	No	Apr-26
			$37,050	No	Apr-27
			$35,100	No	Apr-28
			$31,200	No	Apr-29
			$37,050	No	Jun-29
Zim Hawk	5,300	2024	$42,900	No	Jun-25
			$39,000	No	Jun-26
			$37,050	No	Jun-27
			$35,100	No	Jun-28
			$31,200	No	Jun-29
			$37,050	No	Aug-29
Zim Falcon	5,300	2024	$42,900	No	Jul-25
			$39,000	No	Jul-26
			$37,050	No	Jul-27
			$35,100	No	Jul-28
			$31,200	No	Jul-29
			$37,050	No	Sep-29
Zim Pelican	5,300	2024	$42,900	No	Jul-25
			$39,000	No	Jul-26
			$37,050	No	Jul-27
			$35,100	No	Jul-28
			$31,200	No	Jul-29
			$37,050	No	Sep-29
Zim Seagull (23)	5,300	2024	$42,900	No	Aug-25
			$39,000	No	Aug-26
			$37,050	No	Aug-27
			$35,100	No	Aug-28
			$31,200	No	Aug-29
			$37,050	No	Oct-29
Navios Utmost(5)	5,300	2024	$37,500	No	Apr-30
Hyundai Shanghai	6,800	2006	$21,083	No	Aug-29
Hyundai Tokyo	6,800	2006	$21,083	No	Dec-28
Hyundai Hongkong	6,800	2006	$21,083	No	Dec-28
Hyundai Singapore	6,800	2006	$21,083	No	Dec-28
Hyundai Busan	6,800	2006	$21,083	No	Aug-29
Navios Unison (5)	10,000	2010	$26,276	No	Jun-26
Navios Constellation (5)	10,000	2011	$26,276	No	Jun-26

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)		Profit Sharing Arrangements	Expiration Date(3)
Hector N	MR1 Product Tanker	2008	38,402	$20,738		No	Jan-26
Nave Aquila (5)	MR2 Product Tanker	2012	49,991	$27,156		No	Aug-26
Nave Atria (5)	MR2 Product Tanker	2012	49,992	$14,887		No	Mar-25
Nave Capella	MR2 Product Tanker	2013	49,995	$22,138		No	Jan-25
				$24,544		No	Jan-28
Nave Alderamin	MR2 Product Tanker	2013	49,998	$22,138		No	Nov-24
				$24,544		No	Nov-27
Nave Pyxis	MR2 Product Tanker	2014	49,998	$25,891		No	Jan-25
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999	$19,750		No	Aug-25
Nave Orion (5)	MR2 Product Tanker	2013	49,999	$22,138		No	Dec-24
				$24,544		No	Dec-27
Nave Titan	MR2 Product Tanker	2013	49,999	$25,891		No	Feb-25
Nave Luminosity	MR2 Product Tanker	2014	49,999	$23,004	(10)	No	Dec-25
Nave Jupiter	MR2 Product Tanker	2014	49,999	$21,231		No	Oct-28
Nave Velocity	MR2 Product Tanker	2015	49,999	$16,541	(11)	No	Dec-25
Nave Sextans	MR2 Product Tanker	2015	49,999	$23,196	(10)	No	May-26
Nave Equinox	MR2 Product Tanker	2007	50,922	$20,392	(8)	No	Dec-24
Nave Pulsar	MR2 Product Tanker	2007	50,922	$21,231	(8)	No	Sep-25
Bougainville	MR2 Product Tanker	2013	50,626	$21,800	(7)	No	Oct-26
Nave Cetus	LR1 Product Tanker	2012	74,581	$32,094		No	Jul-25
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate	(12)	No	Feb-25
Nave Cielo	LR1 Product Tanker	2007	74,671	$28,144		No	Sep-25
Nave Rigel	LR1 Product Tanker	2013	74,673	$27,008		No	Mar-29
Nave Atropos	LR1 Product Tanker	2013	74,695	$27,650		No	May-25
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$33,150	(13)	No	Jan-25
Nave Andromeda	LR1 Product Tanker	2011	75,000	$28,394		No	Mar-25
Nave Estella	LR1 Product Tanker	2012	75,000	$28,394		No	Jan-25
Nave Cosmos (23)	Aframax / LR2	2024	115,651	$26,366	(21)	No	May-29
Nave Polaris (5)	Aframax / LR2	2024	115,699	$26,366	(21)	No	Aug-29
Nave Photon (23)	Aframax / LR2	2024	115,752	$25,576	(21)	No	Oct-29
Nave Constellation	VLCC	2010	296,988	Floating Rate	(12)	No	Mar-25
Nave Universe	VLCC	2011	297,066	$45,672		No	May-26
Nave Galactic	VLCC	2009	297,168	$44,438		No	Sep-26
Nave Quasar	VLCC	2010	297,376	Floating Rate	(12)	No	Mar-25
Nave Buena Suerte	VLCC	2011	297,491	$47,906		Yes (16)	Dec-24
Nave Synergy	VLCC	2010	299,973	Freight voyage		—	Nov-24

Bareboat-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)		Index(2)	Expiration Date(3)
Navios Star	Kamsarmax	2021	81,994	$16,101		No	Dec-24
				$13,729		No	Mar-25
				—		112.0% average BPI 82	Apr-25
Navios Amitie	Kamsarmax	2021	82,002	$18,688		No	Dec-24
				$14,161		No	Mar-25
				—		112% of average BPI 82	Apr-25
Navios Libra	Kamsarmax	2019	82,011	—		111.25% average BPI 82	Jan-26
Nave Electron	VLCC	2021	313,239	$47,906		Yes (16)	Jan-26
Nave Celeste (24)	VLCC	2022	313,418	Floating rate		Yes (4)	Jul-29
Baghdad (24)	VLCC	2020	313,433	$27,816	(17)	No	Sep-30
Erbil (24)	VLCC	2021	313,486	$27,816	(17)	No	Feb-31

Chartered-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Venus (19)	Ultra- Handymax	2015	61,339	—	111.0% average BSI 58 10TC	Dec-24
Navios Gemini	Kamsarmax	2018	81,704	$15,881	No	Nov-24

Containerships to be Delivered	Expected Delivery	Capacity (TEU)	Charter- Out Rate(1)		Index(2)	Expiration Date(3)
TBN I (23)	Q4 2024	5,300	$42,900		No	Nov-25
			$39,000		No	Nov-26
			$37,050		No	Nov-27
			$35,100		No	Nov-28
			$31,200		No	Nov-29
			$37,050		No	Jan-30
TBN II (5)	Q4 2024	5,300	$37,500		No	May-30
TBN VI	H1 2025	7,700	$57,213		No	Jan-28
			$52,238		No	Jan-31
			$37,313		No	Jan-33
			$27,363		No	Jan-35
			$24,875	(22)	No	Jan-37
TBN VII	H1 2025	7,700	$57,213		No	Jan-28
			$52,238		No	Jan-31
			$37,313		No	Jan-33
			$27,363		No	Jan-35
			$24,875	(22)	No	Jan-37
TBN XX	H2 2026	7,900	$43,000	(25)	No	Jul-30
TBN XXI	H2 2026	7,900	$43,000	(25)	No	Oct-30
TBN XXVI	H1 2027	7,900	$43,247		No	Jan-32
TBN XXVII	H1 2027	7,900	$43,247		No	Mar-32

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)	Charter-Out Rate(1)		Expiration Date(3)
TBN III (5)	Aframax / LR2	H1 2025	115,000	$25,576	(21)	Jan-30
TBN IV (5)	Aframax / LR2	H1 2025	115,000	$27,798	(21)	Apr-30
TBN V	Aframax / LR2	H1 2025	115,000	$27,798	(21)	Jun-30
TBN XIV	Aframax / LR2	H1 2026	115,000	$27,788	(9)	Mar-31
TBN XV	Aframax / LR2	H1 2026	115,000	$27,788	(9)	May-31
TBN XVI	Aframax / LR2	H1 2026	115,000	$27,776	(18)	Mar-31
TBN XVII	Aframax / LR2	H2 2026	115,000	$27,776	(18)	Jun-31
TBN XVIII	Aframax / LR2	H1 2027	115,000	$28,275	(26)	May-32
TBN XIX	Aframax / LR2	H2 2027	115,000	$28,275	(26)	Oct-32
TBN XXII	Aframax / LR2	H2 2027	115,000	$27,776	(18)	May-32
TBN XXIII	Aframax / LR2	H2 2027	115,000	$27,776	(18)	Sep-32
TBN XXIV	Aframax / LR2	H1 2028	115,000	$28,144	(15)	Mar-33
TBN XXV	Aframax / LR2	H1 2028	115,000	$28,144	(15)	Apr-33
TBN VIII (6)	MR2 Product Tanker	H2 2025	52,000	$22,959		Nov-30
TBN IX (6)	MR2 Product Tanker	H1 2026	52,000	$22,959		May-31
TBN X (6)	MR2 Product Tanker	H2 2026	52,000	—		—
TBN XI (6)	MR2 Product Tanker	H2 2026	52,000	—		—
TBN XII (6)	MR2 Product Tanker	H1 2027	52,000	—		—
TBN XIII (6)	MR2 Product Tanker	H1 2027	52,000	—		—

(1)
Daily charter-out rate per day, net of commissions.
(2)
Index rates exclude commissions.
(3)
Estimated dates assuming the midpoint or Company’s estimate of the redelivery period by charterers.
(4)
Bareboat charter based on adjusted TD3C-WS with floor $26,730 and collar at $36,630.

(5)
The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.
(6)
The vessel is subject to a bareboat contract with a purchase option at the end of the contract.
(7)
Charterer’s option to extend charter for one year at $24,900 net per day.
(8)
The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(9)
Charterer’s option to extend the charter for one year at $29,738 net per day plus one year at $31,200 net per day.
(10)
Charterer’s option to extend the charter for one year at $27,913 net per day.
(11)
Charterer’s option to extend the charter for one year at $17,528 net per day.
(12)
Rate based on pool earnings.
(13)
Charterer’s option to extend the charter for one year at $40,950 net per day.
(14)
The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.
(15)
Charterer’s option for a firm period of five years at $28,144 net per day or three years at $35,056 net per day, declarable six months prior to the vessels’ delivery.
(16)
Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(17)
Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(18)
Charterer’s option to extend the charter for one year at $29,628 net per day plus one year at $31,578 net per day.
(19)
The vessel is subject to a charter-in agreement with a purchase option at the end of the agreement, classified as a finance lease. Option to acquire the vessel has been declared.
(20)
Charterer’s option to extend the charter for a minimum of 11 to a maximum of 15 months at $33,250 net per day.
(21)
Charterer has the option to extend for five further one-year options at rates increasing by $1,234 net per day each year.
(22)
Charterer’s option to extend charter for two years at $24,875 net per day.
(23)
The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.
(24)
The vessel is subject to a bareboat charter-out contract.
(25)
Charterer’s option to extend charter for two years at $47,500 net per day.
(26)
Charterer’s option for a firm period of five years at $28,275 net per day or three years at $34,613 net per day, declarable six months prior to the vessels’ delivery.

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2024, ZIM Integrated Shipping Services Ltd. represented approximately 10.3% of our total revenues. For the nine month period ended September 30, 2023, no customer accounted for 10.0% or more of our total revenues. No other customers accounted for 10.0% or more of our total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•
the duration of the charters;
•
the level of spot and long-term market rates at the time of charters;
•
decisions relating to vessel acquisitions and disposals;
•
the amount of time spent positioning vessels;
•
the amount of time that vessels spend in drydock undergoing repairs and upgrades;
•
the age, condition and specifications of the vessels;
•
the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•
economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability;
•
armed conflicts, such as Israel’s war in Gaza, Russian/Ukrainian conflicts and the attacks in the Red Sea and in the Gulf of Aden; and
•
the outbreak of global epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures a consistent stream of revenue to the vessel owner. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read the section entitled “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•
the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•
the customer exercises certain rights to terminate the charter of the vessel;
•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or
•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and nine month periods ended September 30, 2024 and 2023.

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days(1)	13,552	13,759	40,590	41,239
Operating Days(2)	13,371	13,646	40,122	40,869
Fleet Utilization(3)	98.7%	99.2%	98.8%	99.1%
Time Charter Equivalent rate (per day)(4)	$23,591	$22,052	$22,830	$22,242
Vessels operating at end of periods	154	153	154	153

(1)
Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)
Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)
Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)
Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by the applicable fixed vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2024 and 2023.

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$340,835	$323,176	$1,001,545	$979,636
Time charter and voyage expenses	(34,941)	(39,877)	(116,896)	(121,596)
Direct vessel expenses	(18,115)	(15,941)	(54,584)	(48,145)
Vessel operating expenses (entirely through related parties transactions)	(88,963)	(82,856)	(259,156)	(248,622)
General and administrative expenses	(21,102)	(19,524)	(62,430)	(59,559)
Depreciation and amortization of intangible assets	(57,674)	(54,513)	(169,558)	(162,768)
Amortization of unfavorable lease terms	3,206	3,521	9,513	16,431
Gain on sale of vessels, net	1,241	7,170	10,374	50,771
Interest expense and finance cost, net	(32,608)	(31,849)	(92,104)	(100,703)
Interest income	3,394	3,314	10,386	7,414
Other income/ (expense), net	2,482	(2,840)	(4,505)	(11,605)
Net income	$97,755	$89,781	$272,585	$301,254
EBITDA(1)	$196,621	$180,838	$559,784	$571,275
Adjusted EBITDA(1)	$195,380	$173,668	$549,410	$520,504
Operating Surplus (1)	$98,558	$84,924	$256,343	$249,292

(1)
EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2024 compared to the Three Month Period ended September 30, 2023

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended September 30, 2024 increased by $17.6 million, or 5.4%, to $340.8 million, as compared to $323.2 million for the same period in 2023. The increase in revenue was mainly attributable to the increase in the TCE rate. For the three month periods ended September 30, 2024 and 2023, time charter and voyage revenues were positively affected by $2.4 million and negatively affected by $9.7 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the three month period ended September 30, 2024, the TCE rate increased by 7.0% to $23,591 per day, as compared to $22,052 per day for the same period in 2023. The available days of the fleet decreased by 1.5% to 13,552 days for the three month period ended September 30, 2024, as compared to 13,759 days for the same period in 2023 mainly due to the sale of vessels, partially mitigated by the deliveries of newbuilding vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2024 decreased by $5.0 million to $34.9 million, as compared to $39.9 million for the same period in 2023. The decrease was mainly attributable to a: (i) $5.7 million decrease in bareboat and charter-in hire expense of the dry bulk fleet; (ii) $4.0 million decrease in bunkers expenses from the decreased days of freight voyages in the third quarter of 2024; and (iii) $0.2 million decrease in port expenses. The decrease was partially mitigated by a: (i) $4.7 million increase in other miscellaneous voyage expenses; and (ii) $0.2 million increase in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the three month period ended September 30, 2024, increased by $2.2 million to $18.1 million, as compared to $15.9 million for the same period in 2023. The increase of $2.2 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey.

Vessel operating expenses: Vessel operating expenses for the three month period ended September 30, 2024, increased by $6.1 million to $89.0 million, as compared to $82.9 million for the same period in 2023. The increase was mainly due to the change in the composition of our fleet with deliveries and sale of vessels and the adjustment of the fixed daily fee in accordance with the management agreements (the “Management Agreements”).

General and administrative expenses: General and administrative expenses increased by $1.6 million to $21.1 million for the three month period ended September 30, 2024, as compared to $19.5 million for the same period in 2023 in accordance with our administrative services agreement (the “Administrative Services Agreement”).

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $57.7 million for the three month period ended September 30, 2024, as compared to $54.5 million for the same period in 2023. The increase of $3.2 million was mainly attributable to a: (i) $4.6 million increase in depreciation expense due to the delivery of 15 vessels since the third quarter of 2023; and (ii) $0.7 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by a: (i) $1.8 million decrease in depreciation expense due to the sale of 8 vessels since the third quarter of 2023; and (ii) $0.3 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $3.2 million and $3.5 million for the three month periods ended September 30, 2024 and 2023, respectively, related to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P. (“Navios Containers”).

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $1.2 million for the three month period ended September 30, 2024, related to the sale of one of our vessels. Gain on sale of vessels, net amounted to $7.2 million for the three month period ended September 30, 2023, relating to a $7.4 million gain on sale of one of our vessels, partially mitigated by a $0.2 million impairment loss of one of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2024 increased by $0.8 million to $32.6 million, as compared to $31.8 million for the same period in 2023. The increase was mainly due to the increase in interest expense incurred on credit facilities and financial liabilities, the increase in amortization of finance charges and other finance costs and the decrease in interest expense capitalized, related to deposits for vessel acquisitions, partially mitigated by the decrease in interest expense incurred on finance lease liabilities. The weighted average interest rate for the three month period ended September 30, 2024 decreased to 7.0% from 7.3% for the same period in 2023, while Navios Partner’s weighted average loan balance increased to $2,008.1 million for the three month period ended September 30, 2024, as compared to the $1,949.4 million for the same period in 2023.

Interest income: Interest income amounted to $3.4 million for the three month period ended September 30, 2024, as compared to $3.3 million for the same period in 2023.

Other income/ (expense), net: Other income, net for the three month period ended September 30, 2024 increased by $5.3 million to $2.5 million other income, net, as compared to $2.8 million other expense, net for the same period in 2023, mainly due to the increase in foreign exchange gains.

Net income: Net income for the three month period ended September 30, 2024 amounted to $97.8 million as compared to $89.8 million for the same period in 2023. The increase in net income of $8.0 million was due to the factors discussed above.

For the Nine Month Period ended September 30, 2024 compared to the Nine Month Period ended September 30, 2023

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the nine month period ended September 30, 2024 increased by $21.9 million, or 2.2%, to $1,001.5 million, as compared to $979.6 million for the same period in 2023. The increase in revenue was mainly attributable to the increase in the TCE rate. For the nine month periods ended September 30, 2024 and 2023, time charter and voyage revenues were positively affected by $4.9 million and negatively affected by $30.2 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the nine month period ended September 30, 2024, the TCE rate increased by 2.6% to $22,830 per day, as compared to $22,242 per day for the same period in 2023. The available days of the fleet decreased by 1.6% to 40,590 days for the nine month period ended September 30, 2024, as compared to 41,239 days for the same period in 2023 mainly due to the sale of vessels, partially mitigated by the deliveries of newbuilding vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2024 decreased by $4.7 million to $116.9 million, as compared to $121.6 million for the same period in 2023. The decrease was mainly attributable to a: (i) $17.5 million decrease in bareboat and charter-in hire expense of the dry bulk fleet; (ii) $1.3 million decrease in bunkers expenses; and (iii) $0.3 million decrease in brokers’ commissions. The decrease was partially mitigated by a: (i) $13.6 million increase in other voyage expenses; and (ii) $0.8 million increase in port expenses.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2024, increased by $6.5 million to $54.6 million, as compared to $48.1 million for the same period in 2023. The increase of $6.5 million was mainly attributable to the amortization of the deferred drydock and special survey costs, due to the increase in the number of vessels that underwent drydocking or special survey, partially mitigated by the decrease of certain extraordinary expenses, including crew related expenses and insurances.

Vessel operating expenses: Vessel operating expenses for the nine month period ended September 30, 2024, increased by $10.6 million to $259.2 million, as compared to $248.6 million for the same period in 2023. The increase was mainly due to the change in the composition of our fleet with deliveries and sale of vessels and the adjustment of the fixed daily fee in accordance with the Management Agreements.

General and administrative expenses: General and administrative expenses increased by $2.8 million to $62.4 million for the nine month period ended September 30, 2024, as compared to $59.6 million for the same period in 2023 in accordance with our Administrative Services Agreement.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $169.6 million for the nine month period ended September 30, 2024, as compared to $162.8 million for the same period in 2023. The increase of $6.8 million was mainly attributable to a: (i) $10.1 million increase in depreciation expense due to the delivery of 20 vessels in 2023 and during the nine month period ended September 30, 2024; and (ii) $2.9 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by: (i) a $5.4 million decrease in depreciation expense due to the sale of 20 vessels in 2023 and during the nine month period ended September 30, 2024; and (ii) an $0.8 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $9.5 million and $16.4 million for the nine month periods ended September 30, 2024 and 2023, respectively, related to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Maritime Acquisition Corporation.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $10.4 million for the nine month period ended September 30, 2024, relating to an $18.0 million gain on sale of five of our vessels, partially mitigated by a $7.6 million impairment loss of two of our vessels. Gain on sale of vessels, net amounted to $50.8 million for the nine month period ended September 30, 2023, relating to a $51.0 million gain on sale of 13 of our vessels, partially mitigated by a $0.2 million impairment loss of one of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2024 decreased by $8.6 million to $92.1 million, as compared to $100.7 million for the same period in 2023. The decrease was mainly due to the decrease in the discount effect of long-term assets, the increase in interest expense capitalized related to deposits for vessel acquisitions, the decrease in interest expense incurred on credit facilities and financial liabilities and the decrease in amortization of finance charges and other finance costs, partially mitigated by the increase in interest expense incurred on finance lease liabilities. The weighted average interest rate for the nine month period ended September 30, 2024 decreased to 7.1% from 7.3% for the same period in 2023, while Navios Partner’s weighted average loan balance increased to $1,942.5 million for the nine month period ended September 30, 2024, as compared to the $1,917.9 million for the same period in 2023.

Interest income: Interest income amounted to $10.4 million for the nine month period ended September 30, 2024, as compared to $7.4 million for the same period in 2023, mainly due to the increase of interest in time deposits.

Other income/ (expense), net: Other expense, net for the nine month period ended September 30, 2024 decreased by $7.1 million to $4.5 million, as compared to $11.6 million for the same period in 2023, mainly due to the increase in foreign exchange gains.

Net income: Net income for the nine month period ended September 30, 2024 amounted to $272.6 million as compared to $301.3 million net income for the same period in 2023. The decrease in net income of $28.7 million was due to the factors discussed above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will consist of cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units and common unit repurchase program, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of September 30, 2024, Navios Partners’ current assets totaled $472.9 million, while current liabilities totaled $418.9 million, resulting in a positive working capital position of $54.0 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue, as of November 7, 2024, of $3.9 billion and cash proceeds from the sale of vessels (see Note 4 - Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this report) to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our unaudited condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of November 11, 2024, Navios Partners had repurchased 377,290 common units, for a total cost of approximately $19.7 million.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the nine month periods ended September 30, 2024 and 2023.

	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$368,554	$348,613
Net cash used in investing activities	(613,964)	(72,423)
Net cash provided by/ (used in) financing activities	290,193	(182,115)
Increase in cash, cash equivalents and restricted cash	$44,783	$94,075

Net cash provided by operating activities for the nine month period ended September 30, 2024 as compared to the net cash provided by operating activities for the nine month period ended September 30, 2023

Net cash provided by operating activities increased by $20.0 million to $368.6 million for the nine month period ended September 30, 2024, as compared to $348.6 million for the same period in 2023. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $189.5 million of non-cash positive net adjustments for the nine month period ended September 30, 2024, which consisted mainly of the following adjustments: (i) $169.6 million depreciation and amortization of intangible assets; (ii) $45.4 million amortization of deferred drydock and special survey costs; and (iii) $5.9 million amortization and write-off of deferred finance costs and discount. These adjustments were partially mitigated by: (i) $10.4 million gain from sale of vessels, net; (ii) $9.5 million amortization of unfavorable lease terms; (iii) $8.7 million non-cash amortization of deferred revenue and straight-line effect of the containership and tanker charters with de-escalating rates; and (iv) $2.8 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $93.5 million for the nine month period ended September 30, 2024 resulted from: (i) a $71.7 million in payments for drydock and special survey costs; (ii) a $32.0 million decrease in amounts due to related parties; (iii) an $8.4 million increase in amounts due from related parties (including current and non-current portion); (iv) a $7.7 million decrease in accounts payable; and (v) a $0.6 million decrease in accrued expenses. This was partially mitigated by a: (i) $2.8 million increase in deferred revenue; (ii) $9.1 million decrease in prepaid expenses and other current assets; and (iii) $15.0 million decrease in accounts receivable.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $184.2 million of non-cash positive net adjustments for the nine month period ended September 30, 2023, which consisted mainly of the following adjustments: (i) $162.8 million depreciation and amortization of intangible assets; (ii) $45.2 million non-cash amortization of deferred revenue and straight-line effect of the containership and tanker charters with de-escalating rates; (iii) $30.4 million amortization of deferred drydock and special survey costs; (iv) $7.8 million amortization of operating lease assets/ liabilities; and (v) $5.2 million amortization and write-off of deferred finance costs and discount. These adjustments were partially mitigated by: (i) $50.8 million gain from sale of vessels, net; and (ii) $16.4 million amortization of unfavorable lease terms.

The net cash outflow resulting from the change in operating assets and liabilities of $136.9 million for the nine month period ended September 30, 2023 resulted from a: (i) $104.7 million decrease in amounts due to related parties; (ii) $66.1 million in payments for drydock and special survey costs; (iii) $9.7 million decrease in accounts payable; and (iv) $6.3 million decrease in deferred revenue. This was partially mitigated by a: (i) $36.7 million decrease in accounts receivable; (ii) $7.1 million decrease in prepaid expenses and other current assets; and (iii) $6.1 million increase in accrued expenses.

Net cash used in investing activities for the nine month period ended September 30, 2024 as compared to the net cash used in investing activities for the nine month period ended September 30, 2023

Net cash used in investing activities for the nine month period ended September 30, 2024 amounted to $614.0 million as compared to $72.4 million net cash used in investing activities for the same period in 2023.

Net cash used in investing activities of $614.0 million for the nine month period ended September 30, 2024 was mainly due to: (i) $500.7 million related to vessels acquisitions and additions; and (ii) $226.2 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $103.9 million proceeds related to the sale of five vessels; and (ii) a $9.0 million decrease in time deposits with original maturities greater than three months.

Net cash used in investing activities of $72.4 million for the nine month period ended September 30, 2023 was mainly due to: (i) $225.9 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $83.9 million related to vessels’ acquisitions and additions. This was partially mitigated by $237.4 million of proceeds related to the sale of 13 vessels.

Net cash provided by financing activities for the nine month period ended September 30, 2024 as compared to net cash used in financing activities for the nine month period ended September 30, 2023

Net cash provided by financing activities increased by $472.3 million to $290.2 million inflow for the nine month period ended September 30, 2024, as compared to $182.1 million outflow for the same period in 2023.

Net cash provided by financing activities of $290.2 million for the nine month period ended September 30, 2024 was mainly due to $679.2 million proceeds from the new credit facilities and sale and leaseback agreements. This was partially mitigated by: (i) $361.6 million repayments of long-term debt and financial liabilities; (ii) $15.0 million related to the acquisition of treasury units; (iii) $7.8 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $4.6 million payments for cash distributions.

Net cash used in financing activities of $182.1 million for the nine month period ended September 30, 2023 was mainly due to: (i) $708.1 million repayments of loans and financial liabilities; (ii) $13.2 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iii) $4.6 million payments for cash distributions. This was partially mitigated by $543.8 million of proceeds from the new credit facilities and sale and leaseback agreements.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$142,639	$120,270	$368,554	$348,613
Net increase in operating assets	30,449	32,481	56,013	22,288
Net (increase)/ decrease in operating liabilities	(8,581)	12,605	37,524	114,551
Net interest cost	29,214	28,535	81,718	93,289
Amortization and write-off of deferred finance cost	(2,191)	(1,625)	(5,900)	(5,243)
Amortization of operating lease assets/liabilities	190	(2,623)	2,784	(7,769)
Non-cash amortization of deferred revenue and straight-line	3,660	(15,974)	8,717	(45,222)
Stock-based compensation	—	(1)	—	(3)
Gain on sale of vessels, net	1,241	7,170	10,374	50,771
EBITDA(1)	$196,621	$180,838	$559,784	$571,275
Gain on sale of vessels, net	(1,241)	(7,170)	(10,374)	(50,771)
Adjusted EBITDA(1)	$195,380	$173,668	$549,410	$520,504
Cash interest income	2,951	3,241	9,131	6,718
Cash interest paid	(33,182)	(35,851)	(101,160)	(108,843)
Maintenance and replacement capital expenditures	(66,591)	(56,134)	(201,038)	(169,087)
Operating Surplus(2)	$98,558	$84,924	$256,343	$249,292

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) amortization of operating lease assets/ liabilities; (vi) non-cash amortization of deferred revenue and straight-line effect of the containership and tanker charters with de-escalating rates; (vii) stock-based compensation expense; and (viii) gain on sale of vessels, net. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month periods ended September 30, 2024 and 2023 was affected by the item described in the table above. Excluding this item, Adjusted EBITDA increased by $21.7 million to $195.4 million for the three month period ended September 30, 2024, as compared to $173.7 million for the same period in 2023. The increase in Adjusted EBITDA was primarily due to a: (i) $17.6 million increase in time charter and voyage revenues; (ii) $5.3 million increase in other income, net; (iii) $5.0 million decrease in time charter and voyage expenses; and (iv) $1.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items). The above increase was partially mitigated by a: (i) $6.1 million increase in vessel operating expenses mainly due to the change in the composition of our fleet with deliveries and sale of vessels and the adjustment of the fixed daily fee in accordance with our Management Agreements; and (ii) $1.6 million increase in general and administrative expenses in accordance with our Administrative Services Agreement.

EBITDA for the nine month periods ended September 30, 2024 and 2023 was affected by the item described in the table above. Excluding this item, Adjusted EBITDA increased by $28.9 million to $549.4 million for the nine month period ended September 30, 2024, as compared to $520.5 million for the same period in 2023. The increase in Adjusted EBITDA was primarily due to: (i) a $21.9 million increase in time charter and voyage revenues; (ii) an $8.6 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iii) a $7.1 million decrease in other expense, net; and (iv) a $4.7 million decrease in time charter and voyage expenses. The above increase was partially mitigated by a: (i) $10.6 million increase in vessel operating expenses mainly due the change in the composition of our fleet with deliveries and sale of vessels and the adjustment of the fixed daily fee in accordance with our Management Agreements, partially mitigated by the sale of vessels; and (ii) $2.8 million increase in general and administrative expenses in accordance with our Administrative Services Agreement.

(2) Operating Surplus

Navios Partners generated Operating Surplus for the three and nine month periods ended September 30, 2024 of $98.6 million and of $256.3 million, respectively. Operating Surplus for the three and nine month periods ended September 30, 2023 was $84.9 million and $249.3 million, respectively. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flows from operations, equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2024 and 2023 amounted to $726.9 million and $309.8 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to Navios Shipmanagement Inc. and its affiliates under the Management Agreements.

Maintenance and Replacement Capital Expenditures Reserve

The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2024 were $66.6 million and $201.0 million, respectively. We estimate that our annual replacement reserve for the year ending December 31, 2024 will be approximately $265.4 million, for replacing our vessels at the end of their useful lives. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2023 were $56.1 million and $169.1 million, respectively.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five-year-old vessel of similar size and specifications; (ii) a

25-year useful life for dry bulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 13 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Interest rates have increased significantly as central banks in Europe, United States and other developed countries have raised interest rates in an effort to reduce the inflation effect. The tighter monetary policy and higher long-term interest rates result in a higher cost of capital for our business.

Borrowings under certain of our credit facilities and financial liabilities bear interest at a rate based on a premium over Secured Overnight Financing Rate (“SOFR”). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month periods ended September 30, 2024 and 2023, we paid interest on our outstanding debt at a weighted average interest rate of 7.1% and 7.3%, respectively. A 1% increase in SOFR would have increased our interest expense for the nine month periods ended September 30, 2024 and 2023 by $10.6 million and $10.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2024, ZIM Integrated Shipping Services Ltd. represented approximately 10.3% of our total revenues. For the nine month period ended September 30, 2023, no customer accounted for 10.0% or more of our total revenues. No other customers accounted for 10.0% or more of our total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our Annual Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2 – Summary of significant accounting policies to the notes to the consolidated financial statements included in the Company’s Annual Report and in Note 2 – Summary of significant accounting policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Exhibit List

Exhibit No.	Description

99.1*

Loan Agreement No 491, dated September 27 2024, by and among Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation, Spetses Marine Shipping Corporation as joint and several Borrowers and Eurobank S.A. as Agent and Security Trustee and the Banks and Financial Institutions as listed therein

99.2*

Term Loan Facility Agreement, dated September 19 2024, by and among Samos Shipping Corporation, Shinyo Saowalak Limited, Shinyo Kieran Limited, Lefkada Shipping Corporation, Jaspero Shiptrade S.A., Thetida Marine Co., Elafonisos Shipping Corporation as joint and several Borrowers and National Bank of Greece S.A. as Lender.

* Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2024 (unaudited)	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	3	$293,146	$240,378
Restricted cash	3	812	8,797
Other investments	3	37,976	47,000
Assets held for sale	4	13,140	—
Accounts receivable, net		27,178	42,237
Prepaid expenses and other current assets	12	52,130	61,336
Amounts due from related parties	12	48,478	—
Total current assets		472,860	399,748
Vessels, net	4, 12	4,064,606	3,734,671
Deposits for vessels acquisitions	11, 12	477,376	434,134
Other long-term assets	11, 12	67,542	62,111
Deferred drydock and special survey costs, net	12	169,455	145,932
Amounts due from related parties	12	—	39,570
Intangible assets	5	46,813	60,431
Operating lease assets	14	249,881	270,969
Total non-current assets		5,075,673	4,747,818
Total assets		$5,548,533	$5,147,566
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable		$17,775	$25,488
Accrued expenses		23,049	23,608
Deferred revenue		62,905	63,306
Operating lease liabilities, current portion	14	25,258	30,136
Amounts due to related parties	12	—	32,026
Current portion of financial liabilities, net	6	116,404	138,696
Current portion of long-term debt, net	6	173,470	146,340
Total current liabilities		418,861	459,600
Operating lease liabilities, net	14	221,608	240,602
Unfavorable lease terms	5	18,471	27,984
Long-term financial liabilities, net	6	853,830	824,646
Long-term debt, net	6	938,581	751,781
Deferred revenue		58,798	63,915
Other long-term liabilities		14,958	8,586
Total non-current liabilities		2,106,246	1,917,514
Total liabilities		$2,525,107	$2,377,114
Commitments and contingencies	11	—	—
Partners' capital:
Common Unitholders (29,887,933 and 30,184,388 common units outstanding as of September 30, 2024 and December 31, 2023, respectively)	1, 9	2,972,051	2,724,436
General Partner (622,296 general partnership units outstanding at each of September 30, 2024 and December 31, 2023)	1	51,375	46,016
Total partners’ capital		3,023,426	2,770,452
Total liabilities and partners’ capital		$5,548,533	$5,147,566

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except per unit data)

		Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	2, 12, 14	$340,835	$323,176	$1,001,545	$979,636
Time charter and voyage expenses	14	(34,941)	(39,877)	(116,896)	(121,596)
Direct vessel expenses	12	(18,115)	(15,941)	(54,584)	(48,145)
Vessel operating expenses (entirely through related parties transactions)	12	(88,963)	(82,856)	(259,156)	(248,622)
General and administrative expenses	12	(21,102)	(19,524)	(62,430)	(59,559)
Depreciation and amortization of intangible assets	4, 5	(57,674)	(54,513)	(169,558)	(162,768)
Amortization of unfavorable lease terms	5	3,206	3,521	9,513	16,431
Gain on sale of vessels, net	4	1,241	7,170	10,374	50,771
Interest expense and finance cost, net	7	(32,608)	(31,849)	(92,104)	(100,703)
Interest income		3,394	3,314	10,386	7,414
Other income/ (expense), net		2,482	(2,840)	(4,505)	(11,605)
Net income		$97,755	$89,781	$272,585	$301,254

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
Net income	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Common Unitholders	$95,800	$87,985	$267,133	$295,230
General Partner	1,955	1,796	5,452	6,024
Net income	$97,755	$89,781	$272,585	$301,254

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
Earnings per unit (see Note 13):	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per common unit, basic	$3.20	$2.92	$8.87	$9.78
Earnings per common unit, diluted	$3.20	$2.91	$8.87	$9.78

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$272,585	$301,254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	4, 5	169,558	162,768
Amortization of unfavorable lease terms	5	(9,513)	(16,431)
Non-cash amortization of deferred revenue and straight line		(8,717)	45,222
Amortization of operating lease assets/ liabilities	14	(2,784)	7,769
Amortization and write-off of deferred finance costs and discount		5,900	5,243
Amortization of deferred drydock and special survey costs		45,436	30,395
Gain on sale of vessels, net	4	(10,374)	(50,771)
Stock-based compensation		—	3
Changes in operating assets and liabilities:
Decrease in accounts receivable		15,059	36,697
Decrease in prepaid expenses and other current assets		9,099	7,068
(Increase)/ decrease in amounts due from related parties (including current and non-current portion)	12	(8,440)	16
Payments for drydock and special survey costs		(71,731)	(66,069)
Decrease in accounts payable		(7,716)	(9,681)
(Decrease)/ increase in accrued expenses		(558)	6,142
Increase/ (decrease) in deferred revenue		2,756	(6,261)
Decrease in amounts due to related parties	12	(32,006)	(104,751)
Net cash provided by operating activities		368,554	348,613
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	4	103,944	237,422
Other investments	3	9,024	—
Deposits for acquisition/ option to acquire vessel	11	(226,258)	(225,915)
Acquisition of/ additions to vessels	4, 12	(500,674)	(83,930)
Net cash used in investing activities		(613,964)	(72,423)
FINANCING ACTIVITIES:
Cash distributions paid	13	(4,611)	(4,620)
Repayment of long-term debt and financial liabilities	6	(361,636)	(708,111)
Payments of deferred finance costs	6	(7,751)	(13,187)
Proceeds from long-term debt and financial liabilities	6	679,191	543,803
Acquisition of treasury units	9	(15,000)	—
Net cash provided by/ (used in) financing activities		290,193	(182,115)
Increase in cash, cash equivalents and restricted cash		44,783	94,075
Cash, cash equivalents and restricted cash, beginning of period		249,175	175,098
Cash, cash equivalents and restricted cash, end of period		$293,958	$269,173

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$101,160	$108,843
Non cash financing activities
Stock-based compensation	$—	$3
Financial and finance lease liabilities	$27,463	$202,373
Non cash investing activities
Deposits for acquisition/ option to acquire vessel	$180,286	$—
Acquisition of vessels	$(252,267)	$(230,257)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Limited Partners				Total
	General Partner		Common Unitholders		Partners'
	Units	Amount	Units	Amount	Capital
Balance, December 31, 2023	622,296	$46,016	30,184,388	$2,724,436	$2,770,452
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Net income	—	1,467	—	71,894	73,361
Balance, March 31, 2024	622,296	$47,452	30,184,388	$2,794,821	$2,842,273
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Acquisition of treasury units (see Note 9)	—	—	(100,538)	(5,000)	(5,000)
Net income	—	2,030	—	99,439	101,469
Balance, June 30, 2024	622,296	$49,451	30,083,850	$2,887,751	$2,937,202
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,500)	(1,531)
Acquisition of treasury units (see Note 9)	—	—	(195,917)	(10,000)	(10,000)
Net income	—	1,955	—	95,800	97,755
Balance, September 30, 2024	622,296	$51,375	29,887,933	$2,972,051	$3,023,426

	Limited Partners				Total
	General Partner		Common Unitholders		Partners'
	Units	Amount	Units	Amount	Capital
Balance, December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$2,342,963
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation	—	—	—	1	1
Net income	—	1,982	—	97,183	99,165
Balance, March 31, 2023	622,296	$39,420	30,184,388	$2,401,169	$2,440,589
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation	—	—	—	1	1
Net income	—	2,246	—	110,062	112,308
Balance, June 30, 2023	622,296	$41,635	30,184,388	$2,509,723	$2,551,358
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation	—	—	—	1	1
Net income	—	1,796	—	87,985	89,781
Balance, September 30, 2023	622,296	$43,400	30,184,388	$2,596,200	$2,639,600

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. and its affiliates (the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 12 – Transactions with related parties and affiliates).

As of September 30, 2024, there were outstanding 29,887,933 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owns an approximately 16.9% common interest of the total outstanding common units including 4,672,314 common units held through four entities affiliated with her. An entity affiliated with Angeliki Frangou beneficially owns 622,296 general partnerships units, representing an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units (see Note 12 – Transactions with related parties and affiliates).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partners’ capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ annual report for the year ended December 31, 2023 filed on Form 20-F on April 3, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 4 – Vessels, net) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022, the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. In addition, the increased attacks in the Red Sea caused ships to avoid the use of the Red Sea and transits of the Suez Canal. Notwithstanding the foregoing and Israel’s war in Gaza, it is possible that these tensions and activities might eventually have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Interest rates have increased significantly as central banks in Europe, United States and other developed countries have raised interest rates. The tighter monetary policy and higher long-term interest rates result in a higher cost of capital for the Company.

(b)
Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ condensed consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

A discussion of the Company’s significant accounting policies can be found in Note 2 – Summary of significant accounting policies to the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the nine month period ended September 30, 2024, apart from those discussed below:

Treasury units: Treasury units are units that are repurchased by the issuing entity, reducing the number of outstanding units in the open market. When units are repurchased, they may either be cancelled or held for reissue. If not cancelled, such units are referred to as treasury units. Treasury units are essentially the same as unissued capital and reduces ordinary partners’ capital. The cost of the acquired units is shown as a deduction from common unitholders’ capital. Dividends on such units held in the entity’s treasury are not reflected as income and not shown as a reduction in partners’ capital. Gains and losses on sales of treasury units are accounted for as adjustments to partners’ capital and not as part of income. Depending on whether the units are acquired for reissuance or retirement, treasury units is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired units will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common units to be accounted for under the cost method. Under this method, the treasury units account is charged for the aggregate cost of units reacquired.

(c)
Revenue and Expense Recognition:

Revenue from time chartering and bareboat chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $318,068 and $287,912 for the three month periods ended September 30, 2024 and 2023, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $889,764 and $856,273 for the nine month periods ended September 30, 2024 and 2023, respectively.

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $13,532 and $25,420 for the three month periods ended September 30, 2024 and 2023, respectively. Revenue from voyage contracts amounted to $84,402 and $80,472 for the nine month periods ended September 30, 2024 and 2023, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue from pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $9,235 and $9,818 for the three month periods ended September 30, 2024 and 2023, respectively. Revenue from vessels operating in pooling arrangements amounted to $27,379 and $42,815 for the nine month periods ended September 30, 2024 and 2023, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $0 and $26 for the three month periods ended September 30, 2024 and 2023, respectively. Profit-sharing revenue amounted to $0 and $76 for the nine month periods ended September 30, 2024 and 2023, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND OTHER INVESTMENTS

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$293,146	$240,378
Restricted cash	812	8,797
Total cash and cash equivalents and restricted cash	$293,958	$249,175

Restricted cash relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of September 30, 2024 and December 31, 2023, other investments amounted to $37,976 and $47,000, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2023	$4,423,461	$(688,790)	$3,734,671
Additions/ Remeasurement of finance lease liability/ (Depreciation)	752,941	(155,639)	597,302
Disposals/ Transfers to owned vessels	(298,890)	44,547	(254,343)
Transfer to assets held for sale	(13,024)	—	(13,024)
Balance September 30, 2024	$4,864,488	$(799,882)	$4,064,606

The above balances as of September 30, 2024 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2023	$3,782,032	$(656,531)	$3,125,501
Additions/ (Depreciation)	727,515	(138,051)	589,464
Disposals	(115,970)	25,163	(90,807)
Transfer to assets held for sale	(13,024)	—	(13,024)
Balance September 30, 2024	$4,380,553	$(769,419)	$3,611,134

Right-of-use assets under finance lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2023	$641,429	$(32,259)	$609,170
Remeasurement of finance lease liability/ (Depreciation)	25,426	(17,588)	7,838
Transfers to owned vessels	(182,920)	19,384	(163,536)
Balance September 30, 2024	$483,935	$(30,463)	$453,472

Right-of-use assets under finance leases are calculated at an amount equal to the corresponding finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of finance liability as well as the favorable and unfavorable lease terms derived from charter-in agreements.

During the nine month periods ended September 30, 2024 and 2023, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements, that amounted to $19,346 and $34,470, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows (see Note 12 – Transactions with related parties and affiliates).

Acquisition of Vessels

2024

During the three month period ended September 30, 2024, Navios Partners paid an amount of $30,762 to acquire from an unrelated third party, on September 2, 2024, the Navios Amber, a 2015-built Kamsarmax vessel of 80,994 dwt, which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at an aggregate cost of $42,263.

On August 26, 2024, Navios Partners took delivery of the Zim Seagull, a 2024-built 5,300 TEU Containership from an unrelated third party, for an acquisition cost of $67,181 (including $5,581 capitalized expenses).

On August 12, 2024, Navios Partners took delivery of the Nave Polaris, a 2024-built Aframax/LR2 tanker vessel of 115,699 dwt from an unrelated third party, for an acquisition cost of $67,713 (including $5,055 capitalized expenses).

On July 31, 2024, Navios Partners took delivery of the Zim Pelican, a 2024-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $67,610 (including $6,010 capitalized expenses).

During the nine month period ended September 30, 2024, Navios Partners paid an amount of $29,115 to acquire from an unrelated third party, on July 31, 2024, the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at an aggregate cost of $40,834.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 4, 2024, Navios Partners took delivery of the Zim Falcon, a 2024-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $67,484 (including $5,884 capitalized expenses).

During the nine month period ended September 30, 2024, Navios Partners paid an amount of $29,159 to acquire from an unrelated third party, on July 3, 2024, the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at an aggregate cost of $40,806.

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,463, being an amount equal to the finance lease liability (see Note 6 – Borrowings). The acquisition is expected to be completed during the fourth quarter of 2024.

During the three month period ended June 30, 2024, Navios Partners paid an amount of $28,789 to acquire from an unrelated third party, on June 3, 2024, the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at an aggregate cost of $40,495.

On June 3, 2024, Navios Partners took delivery of the Zim Hawk, a 2024-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $69,083 (including $6,258 capitalized expenses).

On May 13, 2024, Navios Partners took delivery of the Nave Cosmos, a 2024-built Aframax/LR2 tanker vessel of 115,651 dwt, from an unrelated third party, for an acquisition cost of $67,868 (including $5,210 capitalized expenses).

On April 8, 2024, Navios Partners took delivery of the Zim Condor, a 2024-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $69,143 (including $6,318 capitalized expenses).

On January 25, 2024, Navios Partners took delivery of the Zim Eagle, a 2024-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $67,707 (including $6,107 capitalized expenses).

2023

In August 2023, Navios Partners agreed to acquire from an unrelated third party the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability. The acquisition was completed in October 2023.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right of use asset at $63,690, being an amount equal to the initial measurement of the finance lease liability increased by the amount of $2,346, which was prepaid before the lease commencement.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, from an unrelated third party by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right of use asset at $49,770, being an amount equal to the initial measurement of the finance lease liability increased by the amount of $2,579, which was prepaid before the lease commencement.

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $45,934 being an amount equal to the initial measurement of the finance lease liability, increased by the amount of $2,815, which was prepaid before the lease commencement.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 6, 2023, Navios Partners paid an amount of $42,879 (including $1,600 related to the scrubber system installation) and acquired from an unrelated third party, the Navios Felix, a 2016-built scrubber-fitted Capesize vessel of 181,221 dwt, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at an aggregate cost of $53,232.

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Kamsarmax vessel of 82,010 dwt, from an unrelated third party, for an acquisition cost of $35,605.

Sale of Vessels

2024

During the nine month period ended September 30, 2024, Navios Partners sold five vessels to various unrelated third parties for an aggregate net sales price of $103,944. Following the sale of such vessels, the aggregate amount of $17,988 (including the remaining carrying balance of drydock and special survey cost of $2,763) is presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and the condensed Consolidated Statements of Cash Flows.

2023

During the nine month period ended September 30, 2023, Navios Partners sold 13 vessels to various unrelated third parties for an aggregate net sales price of $237,422. Following the sale of such vessels and the committed sale of a 2004-built Capesize vessel of 180,310 dwt, as discussed below, the aggregate amount of $50,771 (including the aggregate remaining carrying balance of dry-dock and special survey cost of $11,133) including an impairment loss of $168 in connection with the above mentioned committed sale is presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and the condensed Consolidated Statements of Cash Flows.

Vessels “agreed to be sold”

2024

During the nine month period ended September 30, 2024, Navios Partners agreed to sell two 2009-built MR2 Product Tanker vessels of 50,542 dwt and 50,470 dwt, respectively, a 2006-built Kamsarmax vessel of 82,790 dwt, and a 2005-built Panamax vessel of 76,596 dwt to various unrelated third parties for an aggregate net sales price of $76,265. As of September 30, 2024, the 2009-built MR2 Product Tanker vessel of 50,542 dwt was not subject to an existing time charter with any charterer and was immediately available for sale and the management has committed to a plan to sell the vessel within the next 12 months. As of September 30, 2024, the above vessel has been classified as held for sale, according to the provisions of ASC 360, as the relevant criteria for the classification were met and it is presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheet, measured at the lower of carrying value and fair value less costs to sell. The inventories associated with the vessel held for sale of $108 are presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheet. For the remaining three vessels, the Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessels were not classified as held for sale as of September 30, 2024. The sales of the four vessels were completed in October 2024 and the aggregate gain on sale of such vessels is expected to be approximately $28,381.

2023

On September 22, 2023, Navios Partners agreed to sell a 2004-built Capesize vessel of 180,310 dwt, to an unrelated third party, for a net sales price of $12,610. The vessel was not subject to an existing time charter with any charterer and was immediately available for sale and the management has committed to a plan to sell the vessel within the next 12 months. As of September 30, 2023, the vessel has been classified as held for sale, according to the provisions of ASC 360, as the relevant criteria for the classification were met and it is presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheet, measured at the lower of carrying value and fair value less costs to sell. The inventories associated with the vessel held for sale of $520 are presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheet. The sale was completed on October 12, 2023.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Vessels impairment loss

2024

As at September 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that no such indicators were present. As at June 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for two of its dry bulk vessels, mainly due to Company’s intention to sell these vessels. As at June 30, 2024, the undiscounted projected net operating cash flows for the two vessels did not exceed the carrying value of each asset group and an impairment loss was recognized and calculated as the difference between the fair value of the vessel (see Note 8 – Fair value of financial instruments) and the carrying value of the asset group. As a result, the impairment loss of $7,614 was recognized and is presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and the condensed Consolidated Statements of Cash Flows for the nine month period ended September 30, 2024.

2023

During the third quarter of 2023, an impairment loss of $168 was recognized in connection with the committed sale of the 2004-built Capesize vessel of 180,310 dwt, in October 2023, as the carrying amount of the asset group was not recoverable and exceeded its fair value less cost to sell, as described above.

NOTE 5 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of September 30, 2024 and December 31, 2023 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2023	$211,644	$(151,213)	$60,431
Amortization	—	(13,618)	(13,618)
Favorable lease terms September 30, 2024	$211,644	$(164,831)	$46,813

Amortization expense of favorable lease terms for each of the periods ended September 30, 2024 and 2023 is presented in the following table:

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
Favorable lease terms	$(4,539)	$(4,539)	$(13,618)	$(13,746)
Total	$(4,539)	$(4,539)	$(13,618)	$(13,746)

The aggregate amortization of the intangible assets for the next five 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2025	$15,958
2026	9,765
2027	4,982
2028	4,982
2029	4,982
2030 and thereafter	6,144
Total	$46,813

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2024, the weighted average useful life of the remaining favorable lease terms was 4.6 years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible liabilities as of September 30, 2024 and December 31, 2023 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2023	$231,407	$(203,423)	$27,984
Amortization	—	(9,513)	(9,513)
Unfavorable lease terms September 30, 2024	$231,407	$(212,936)	$18,471

Amortization income of unfavorable lease terms for each of the periods ended September 30, 2024 and 2023 is presented in the following table:

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
Unfavorable lease terms	$3,206	$3,521	$9,513	$16,431
Total	$3,206	$3,521	$9,513	$16,431

The aggregate amortization of the intangible liabilities for the next five 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2025	$11,942
2026	6,529
2027	—
2028	—
2029	—
2030 and thereafter	—
Total	$18,471

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2024, the weighted average useful life of the remaining unfavorable lease terms was 1.6 years.

NOTE 6 – BORROWINGS

Borrowings as of September 30, 2024 and December 31, 2023 consisted of the following:

	September 30, 2024	December 31, 2023
Credit facilities	$1,127,484	$908,288
Financial liabilities	624,213	502,275
Finance lease liabilities	353,297	468,414
Total borrowings	$2,104,994	$1,878,977
Less: Current portion of long-term borrowings, net	(289,874)	(285,036)
Less: Deferred finance costs, net	(22,709)	(17,514)
Long-term borrowings, net	$1,792,411	$1,576,427

As of September 30, 2024, the total borrowings, net of deferred finance costs were $2,082,285.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Credit Facilities

EUROBANK S.A: On September 27, 2024, Navios Partners entered into a credit facility with Eurobank S.A for a total amount up to $48,000 (divided into two advances) in order to refinance the existing indebtedness of three of its vessels (advance A) and to finance part of the acquisition cost of one Ultra-Handymax vessel (advance B). On September 27, 2024, the amount of $30,000 in relation to advance A was drawn and advance B remains to be drawn. As of September 30, 2024, the total outstanding balance was $30,000. The credit facility matures four years and six years after each drawdown date of advance A and advance B, respectively, and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 70 bps per annum for any part of the loan secured by cash collateral and 175 bps per annum for the remaining drawn amount.

NATIONAL BANK OF GREECE S.A: On September 19, 2024, Navios Partners entered into a credit facility with National Bank of Greece S.A for a total amount up to $130,000 (divided into two tranches) in order to refinance the existing indebtedness of six of its vessels (tranche A) and to finance part of the acquisition cost of one newbuilding Aframax/ LR2 tanker vessel, currently under construction (tranche B). On September 20, 2024, the amount of $81,218 in relation to tranche A was drawn and tranche B remains to be drawn. As of September 30, 2024, the total outstanding balance was $81,218. The credit facility matures five years after each drawdown date and bears interest at Term SOFR (with option to switch to Compounded Secured Overnight Financing Rate (“Compounded SOFR”)) plus 175 bps per annum and 150 bps per annum for drawn amounts of tranche A and tranche B, respectively.

On June 20, 2023, Navios Partners entered into a credit facility with National Bank of Greece S.A of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. During the nine month period ended September 30, 2024, in relation to the sale of a 2009-built MR2 Product Tanker vessel of 50,542 dwt, the amount of $7,137 was prepaid. As of September 30, 2024, the total outstanding balance was $58,448. The credit facility matures in the second quarter of 2028 and bears interest at Term SOFR (with option to switch to Compounded SOFR) plus 215 bps per annum.

ABN Amro Bank N.V: On June 26, 2024, Navios Partners entered into a reducing revolving credit facility with ABN Amro Bank N.V for a total amount up to $95,000 (divided into two tranches) in order to refinance the existing indebtedness of two of its vessels and to finance part of the acquisition cost of four dry bulk vessels. Following the deliveries of the four vessels, during the nine month period ended September 30, 2024, the full amount was drawn. As of September 30, 2024, the total outstanding balance was $93,625. The credit facility matures five years after each drawdown date and bears interest at Compounded SOFR (with option to switch to Term SOFR) plus 175 bps per annum.

Nordea Bank ABP: On January 3, 2024, Navios Partners entered into a credit facility with Nordea Bank ABP for a total amount up to $40,000 in order to refinance three tankers. On March 26, 2024, the full amount was drawn. As of September 30, 2024, the total outstanding balance was $37,517. The credit facility matures in the first quarter of 2029 and bears interest at Compounded SOFR plus 195 bps per annum.

BNP PARIBAS: On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. On April 29, 2024, Navios Partners prepaid the amount of $3,990 relating to one containership that was released from the facility. As of September 30, 2024, the total outstanding balance was $26,087. The credit facility matures in the second quarter of 2026 and bears interest at Compounded SOFR plus 250 bps per annum.

KFW IPEX-BANK GMBH: On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW for a total amount of up to $165,638 in order to finance the acquisition cost of two newbuilding 7,700 TEU containerships, currently under construction. As of September 30, 2024, the Company has drawn a total amount of $119,434 and $46,204 remains to be drawn. As of September 30, 2024, the total outstanding balance was $119,434. The credit facility is scheduled to mature 12 years after the delivery of each vessel and bears interest at Compounded SOFR plus 150 bps per annum.

On September 30, 2022, Navios Partners entered into a credit facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount up to $86,240 in order to finance part of the acquisition cost of two newbuilding containerships. Following the delivery of the two 5,300 TEU newbuilding containerships in November 2023 and January 2024, the full amount was drawn. As of September 30, 2024, the total outstanding balance was $82,871. The credit facility matures in the fourth quarter of 2030 and the first quarter of 2031 and bears interest at Compounded SOFR plus 200 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

DNB (UK) Limited and The Export-Import Bank of China: On February 16, 2023, Navios Partners entered into a credit facility with DNB (UK) Limited and The Export-Import Bank of China for a total amount up to $161,600 in order to finance part of the contract price of four newbuilding containerships. Following the deliveries of the four 5,300 TEU newbuilding containerships during the nine month period ended September 30, 2024, the full amount was drawn. As of September 30, 2024, the total outstanding balance was $160,580. The credit facility matures ten years after each drawdown date upon the delivery of the respective vessel and bears interest at Compounded SOFR plus 170 bps per annum.

Hamburg Commercial Bank AG: On September 5, 2022, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (“HCOB”) for a total amount up to $210,000 in order to refinance the existing indebtedness of 20 of its vessels and for working capital purposes. On September 9, 2022, the full amount was drawn. During the year ended December 31, 2022, following the sale of two vessels, the aggregate amount of $10,239 was prepaid. During the year ended December 31, 2023, following the sale of two vessels, the aggregate amount of $14,182 was prepaid. During the nine month period ended September 30, 2024, in relation to the sales of a 2004-built Panamax vessel of 76,602 dwt, a 2006-built Panamax vessel of 76,596 dwt and a 2005-built Post-Panamax vessel of 87,052 dwt, the aggregate amount of $13,349 was prepaid. As of September 30, 2024, the total outstanding balance was $112,294. The credit facility matures in the second quarter of 2025 and bears interest at Compounded SOFR plus 250 bps per annum.

In August 2021, as amended on November 10, 2021 and December 7, 2021, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a loan agreement with HCOB, Alpha Bank S.A. and National Bank of Greece, of $190,216 in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. In January 2023, following the sale of a 2011-built Chemical Tanker vessel of 25,145 dwt and a 2010-built Chemical Tanker vessel of 25,130 dwt, the amount of $11,440 was prepaid. In May 2024, in relation to the sale of a 2009-built VLCC of 297,188 dwt, the amount of $16,568 was prepaid. On September 24, 2024, the total outstanding balance of $81,218 was fully prepaid.

DNB BANK ASA: On August 19, 2021, Navios Partners entered into a credit facility with DNB Bank ASA for a total amount up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. On February 20, 2024, the total outstanding balance of $12,240 was fully prepaid.

On December 13, 2021, Navios Partners entered into a sustainability linked credit facility with DNB Bank ASA of up to $72,710 for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. On December 15, 2023, Navios Partners prepaid the amount of $37,075 relating to three tanker vessels that were released from the facility. On June 28, 2024, the total outstanding balance of $17,160 relating to the remaining two dry bulk vessels was fully prepaid.

Financial Liabilities

In February 2024, Navios Partners entered into a sale and leaseback agreement of $16,800 with an unrelated third party for the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Navios Partners has a purchase option to acquire the vessel at the end of the lease term given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 15, 2024, the full amount was drawn. As of September 30, 2024, the outstanding balance under the sale and leaseback agreement was $15,847. The sale and leaseback transaction matures in the first quarter of 2030 and bears interest at Term SOFR plus 225 bps per annum.

In January 2024, Navios Partners entered into a sale and leaseback agreement of up to $45,260 with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker vessel. As of September 30, 2024, the total amount remained undrawn. The sale and leaseback agreement matures seven years after the drawdown date and bears interest at Term SOFR plus 190 bps per annum.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two newbuilding Aframax/LR2 tanker vessels. During the nine month period ended September 30, 2024, in relation to the deliveries of the Nave Polaris, a 2024-built Aframax/LR2 tanker vessel of 115,699 dwt and the Navios Utmost, a 2024-built 5,300 TEU containership, the amount of $87,800 was drawn and $87,800 remains to be drawn. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

accounted for the amounts received under the sale and leaseback transaction as a financial liability. As of September 30, 2024, the outstanding balance under the sale and leaseback agreement was $87,800. The sale and leaseback transaction matures ten years after each drawdown date and bears interest at Term SOFR plus 200 bps per annum.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two newbuilding Aframax/LR2 tanker vessels. During the nine month period ended September 30, 2024, following the deliveries of the Nave Cosmos, a 2024-built Aframax/LR2 tanker vessel of 115,651 dwt and the Zim Seagull, a 2024-built 5,300 TEU containership, the amount of $89,000 was drawn and $89,000 remains to be drawn. Navios Partners has a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as a financial liability. As of September 30, 2024, the outstanding balance under the sale and leaseback agreement was $86,785. The sale and leaseback transaction matures ten years after each drawdown date and bears interest at Term SOFR plus 210 bps per annum.

In October 2022, Navios Partners completed a $100,000 sale and leaseback transaction with unrelated third parties to refinance the existing sale and leaseback transaction of 12 containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. In May 2024, in relation to the sale of one 2007-built 3,450 TEU containership, the amount of $4,411 was prepaid. As of September 30, 2024, the outstanding balance under the sale and leaseback agreement was $51,497. The sale and leaseback agreement matures in the first quarter of 2026 and bears interest at Term SOFR plus 210 bps per annum.

Finance Lease Liabilities

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a previously chartered-in, 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Consequently, as per ASC 842-10-25-11, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of approximately 6%. As of September 30, 2024, the outstanding balance was $23,276.

On July 29, 2022, Navios Partners took delivery of the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, for a remaining three-year charter-in agreement. The charter-in provided for purchase options with de-escalating purchase prices. The Company had performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement was a finance lease. Consequently, the Company had recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $636. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). In June 2024, the Company acquired the Navios Coral and repaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Kamsarmax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to extend the charter period for one year and declared its option to acquire the vessel. Under the ASC 842, the extension of the charter period is considered as a lease modification. Consequently, the Company reallocated the remaining consideration in the contract and remeasured the finance lease liability by using the updated Company’s incremental borrowing rate of approximately 6%. The finance lease liability recognized at the date of

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

modification was increased by $592. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). In September 2024, the Company acquired the Navios Amber and repaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $969. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). In July 2024, the Company acquired the Navios Citrine and repaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $1,024. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). In July 2024, the Company acquired the Navios Dolphin and repaid in full the outstanding balance of the finance lease liability as of that date.

For the nine month periods ended September 30, 2024 and 2023, payments related to the finance lease liabilities amounted to $23,580 and $19,167, respectively and are presented under the caption “Repayment of long-term debt and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Covenants and Other Terms of Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2024, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2024 were 7.0% and 7.1%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for each of the three and nine month periods ended September 30, 2023 were 7.3%.

The maturity table below reflects the principal payments for the next five 12-month periods ending September 30 of all borrowings of Navios Partners outstanding as of September 30, 2024, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities.

Period	Amount
2025	$295,446
2026	351,235
2027	275,690
2028	289,266
2029	231,044
2030 and thereafter	662,313
Total	$2,104,994

NOTE 7 – INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net for the three and nine month periods ended September 30, 2024 and 2023 consisted of the following:

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense incurred on credit facilities and financial liabilities	$29,066	$27,555	$81,855	$83,790
Interest expense incurred on finance lease liabilities	6,802	8,988	22,619	21,610
Interest expense capitalized related to deposits for vessel acquisitions	(5,647)	(6,112)	(18,284)	(14,905)
Amortization of finance charges and other finance costs	2,637	1,625	6,510	7,367
Discount effect of long-term assets	(250)	(207)	(596)	2,841
Total interest expense and finance cost, net	$32,608	$31,849	$92,104	$100,703

Interest expense incurred on deposits for vessels acquisitions was initially capitalized under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Other investments: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the condensed Consolidated Balance Sheets approximates its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2024		December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$293,146	$293,146	$240,378	$240,378
Restricted cash	$812	$812	$8,797	$8,797
Other investments	$37,976	$37,976	$47,000	$47,000
Amounts due from related parties, short-term	$48,478	$48,478	$—	$—
Amounts due from related parties, long-term	$—	$—	$39,570	$39,570
Amounts due to related parties, short-term	$—	$—	$(32,026)	$(32,026)
Credit facilities and financial liabilities, including current portion, net	$(1,728,988)	$(1,751,697)	$(1,393,049)	$(1,410,563)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2024.

	Fair Value Measurements as at September 30, 2024
	Total	Level I	Level II	Level III
Cash and cash equivalents	$293,146	$293,146	$—	$—
Restricted cash	$812	$812	$—	$—
Other investments	$37,976	$37,976	$—	$—
Amounts due from related parties, short-term	$48,478	$—	$48,478	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,751,697)	$—	$(1,751,697)	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Fair Value Measurements as at December 31, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$240,378	$240,378	$—	$—
Restricted cash	$8,797	$8,797	$—	$—
Other investments	$47,000	$47,000	$—	$—
Amounts due from related parties, long-term	$39,570	$—	$39,570	$—
Amounts due to related parties, short-term	$(32,026)	$—	$(32,026)	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,410,563)	$—	$(1,410,563)	$—

(1)
The fair value of the Company’s credit facilities and financial liabilities is estimated based on currently available credit facilities, financial liabilities, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

As of September 30, 2024, there were no assets measured at fair value on a non-recurring basis. As of June 30, 2024, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, was based on the third party valuation reports and was categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at June 30, 2024
	Total	Level I	Level II	Level III
Vessels, net	$25,510	$—	$25,510	$—

As of December 31, 2023, the estimated fair value of the Company’s right-of-use asset measured at fair value on a non-recurring basis, is based on what a market participant would pay for the right-of-use asset for its highest and best use calculated using discounted cash flow, which comprises various assumptions, including the Company’s discount factor of 11.0% and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2023
	Total	Level I	Level II	Level III
Operating leases	$3,595	$—	$—	$3,595

NOTE 9 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of September 30, 2024, the Company had repurchased 296,455 common units, for a total cost of approximately $15,000. As of November 11, 2024, the Company had repurchased 377,290 common units, for a total cost of approximately $19,682.

NOTE 10 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Malta, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. On August 26, 2024, Navios Partners took delivery of the Zim Seagull. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the fourth quarter of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. During the year ended December 31, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels was paid. During the year ended December 31, 2023, the aggregate amount of $18,480 in relation to the second installment for the two vessels and the third installment for one of the vessels was paid. During the nine month period ended September 30, 2024, the aggregate amount of $49,280 in relation to the third installment for the other vessel and the last installment for one of the vessels was paid. As of September 30, 2024, the total amount of $18,480 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. On April 8, 2024, on June 3, 2024 and on October 7, 2024, Navios Partners took delivery of the Zim Condor, the Zim Hawk and the Navios Utmost, respectively. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the fourth quarter of 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the aggregate amount of $43,978 in relation to the first installment for the four vessels, the second installment for two of the vessels and the third installment for one of the vessels was paid. During the year ended December 31, 2023, the aggregate amount of $37,695 in relation to the second installment for the other two vessels, the third installment for two of the vessels and the fourth installment for two of the vessels was paid. During the nine month period ended September 30, 2024, the aggregate amount of $131,933 in relation to the third installment for one of the vessels, the fourth installment for two of the vessels and the last installment for three of the vessels was paid. As of September 30, 2024, the total amount of $87,956 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding tanker vessels, from an unrelated third party, for a purchase price of $58,500 each (plus $4,158 per vessel in additional features). On May 13, 2024, August 12, 2024 and October 21, 2024, Navios Partners took delivery of the Nave Cosmos, the Nave Polaris and the Nave Photon, respectively. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the first half

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

of 2025. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels was paid. During the year ended December 31, 2023, the aggregate amount of $31,329 in relation to the second installment for the four vessels and the third installment for one of the vessels was paid. During the nine month period ended September 30, 2024, the aggregate amount of $112,784 in relation to the third installment for the other three vessels, the fourth installment for three of the vessels and the last installment for two of the vessels was paid. As of September 30, 2024, the total amount of $43,860 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two newbuilding liquefied natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. During the year ended December 31, 2023, the aggregate amount of $103,959 in relation to the second and third installments for the two vessels, was paid. During the nine month period ended September 30, 2024, the aggregate amount of $34,653 in relation to the fourth installment for the two vessels was paid. As of September 30, 2024, the total amount of $184,816 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding tanker vessels, from an unrelated third party, for a purchase price of $60,500 each (plus $4,158 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200, plus extras in four installments for each vessel and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2023, the aggregate amount of $12,100 in relation to the first installment for the two vessels, was paid. During the nine month period ended September 30, 2024, the aggregate amount of $18,150 in relation to the second installment for the two vessels and the third installment for one of the vessels was paid. As of September 30, 2024, the total amount of $30,250 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of September 30, 2024, the total amount of $11,440, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of September 30, 2024, the total amount of $11,317, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. During the year ended December 31, 2023, the aggregate amount of $10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of September 30, 2024, the total amount of $12,389, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2024, the aggregate amount of $36,750 in relation to the first installment for the four vessels was paid. As of September 30, 2024, the total amount of $36,750 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2027. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2024, the aggregate amount of $18,375 in relation to the first installment for the two vessels was paid. As of September 30, 2024, the total amount of $18,375 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners' fleet during the second half of 2026. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550 plus extras for each vessel will be paid upon delivery of each vessel.

During the second quarter of 2024, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $62,250 (plus $3,300 per vessel in additional features) for each of the first two vessels and a purchase price of $63,000 (plus $3,300 per vessel in additional features) for each of the other two vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2027 and the first half of 2028. For the first two vessels, Navios Partners agreed to pay in total $34,238, plus extras in four installments for each vessel and the remaining amount of $28,012, plus extras for each vessel will be paid upon delivery of each vessel. For the other two vessels, Navios Partners agreed to pay in total $34,650, plus extras in four installments for each vessel and the remaining amount of $28,350, plus extras for each vessel will be paid upon delivery of each vessel.

During the third quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners' fleet during the first half of 2027. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550, plus extras for each vessel will be paid upon delivery of each vessel.

As of September 30, 2024, an amount of $56,889 related to capitalized costs is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

The Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels for the next five 12-month periods ending September 30, are as follows:

Period	Amount
2025	$252
2026	4,858
2027	15,729
2028	18,666
2029	18,615
2030 and thereafter	128,175
Total	$186,295

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party.

Following the completion of the merger with Navios Maritime Containers L.P. (“Navios Containers”), the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”).

Following the completion of the merger with Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of Navios Acquisition’s management agreement with Navios Tankers Management Inc. (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”).

The Manager provided commercial and technical management services to Navios Partners’ vessels: (i) until December 31, 2022 vessel operating expenses were fixed for a daily fee of: (a) $4.48 per Ultra-Handymax vessel; (b) $4.58 per Panamax vessel; (c) $5.57 per Capesize vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC; (ii) until December 31, 2023 vessel operating expenses were fixed for a daily fee of: (a) $4.62 per Ultra-Handymax vessel; (b) $4.72 per Panamax vessel; (c) $5.74 per Capesize vessel; (d) $6.47 per Containership of TEU 1,300 up to 3,400; (e) $6.59 per Containership of TEU 3,450 up to 4,999; (f) $7.32 per Containership of TEU 5,000 up to 6,800; (g) $8.25 per Containership of TEU 8,000 up to 9,999; (h) $8.77 per Containership of TEU 10,000 up to 11,999; (i) $7.24 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.67 per LR1 product tanker vessel; and (k) $10.24 per VLCC; (iii) commencing from January 1, 2024 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.75 per Ultra-Handymax vessel; (b) $4.86 per Panamax vessel; (c) $5.91 per Capesize vessel; (d) $6.67 per Containership of TEU 1,300 up to 3,400; (e) $6.79 per Containership of TEU 3,450 up to 4,999; (f) $7.54 per Containership of TEU 5,000 up to 6,800; (g) $8.50 per Containership of TEU 8,000 up to 9,999; (h) $9.04 per Containership of TEU 10,000 up to 11,999; (i) $7.46 per MR2 and MR1 product tanker vessel; (j) $7.90 per LR2 and LR1 product tanker vessel; (k) $10.55 per VLCC; and (l) at cost for specialized transhipper vessels.

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel and a management fee of $0.55 per day per specialized transhipper vessel and an annual increase of 3% of the fixed daily fee after January 1, 2022 for the remaining period unless agreed otherwise.

Pursuant to the acquisition of the 36-vessel dry bulk fleet from Navios Holdings, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fixed daily fees and other fees charged for the full calendar year preceding the termination date in the event the agreements are terminated on or before its term.

Drydocking expenses are reimbursed at cost for all vessels.

In August 2024, Navios Partners renewed its Management Agreements (the “Master Management Agreement”, together with the “Renewed Administrative Services Agreement” (as defined herein), the “Agreements”) with the Manager commencing January 1, 2025, for a term of ten years, renewing annually. The Conflicts Committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreements with the advice of Watson Farley & Williams LLP as legal advisor and KPMG Advisors Single Member S.A. (a member firm of the KPMG global organization of independent member firms) as financial advisor.

The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a technical management fee of $0.95 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sales price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Partners. The Master Management Agreement also provides for payment of a termination fee equal to the net present value of the technical and commercial management fees charged for the most recent calendar years, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate.

During the three and nine month periods ended September 30, 2024, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $9,044 and $19,328, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2023, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $13,128 and $32,871, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2024, additional remuneration in accordance with the Company’s Management Agreements amounted to $1,076 and $2,600, respectively, related to superintendent attendances and claims preparation and are presented under the captions “Direct vessel expenses” in the condensed Consolidated Statements of Operations, “Vessels, net”, “Deferred drydock and special survey costs, net” and “Prepaid expenses and other current assets” in the condensed Consolidated Balance Sheets.

During the three and nine month periods ended September 30, 2023, additional remuneration in accordance with the Company’s Management Agreements amounted to $1,053 and $3,058, respectively, related to superintendent attendances and claims preparation and are presented under the captions “Direct vessel expenses” in the condensed Consolidated Statements of Operations, “Vessels, net”, “Deferred drydock and special survey costs, net” and “Prepaid expenses and other current assets” in the condensed Consolidated Balance Sheets.

During the three and nine month periods ended September 30, 2024, certain extraordinary crewing fees and costs amounted to $16 and $231, respectively, and are presented under the caption “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

During the three and nine month periods ended September 30, 2023, certain extraordinary crewing fees and costs amounted to $535 and $2,826, respectively, and are presented under the caption “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and nine month periods ended September 30, 2024 amounted to $88,963 and $259,156, respectively.

Total vessel operating expenses for the three and nine month periods ended September 30, 2023 amounted to $82,856 and $248,622, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provides for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before its term.

In August 2024, Navios Partners renewed its Administrative Services Agreement (the “Renewed Administrative Services Agreement”) with the Manager commencing January 1, 2025, for a term of ten years, renewing annually. The Renewed Administrative Services Agreement provides for reimbursement of allocable general and administrative costs. The Renewed Administrative Agreement also provides for payment of a termination fee equal to the costs charged for the most recent calendar year, as set forth in the latest audited annual financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

During the three and nine month periods ended September 30, 2024, allocable general and administrative costs amounted to $2,595 and $7,477, respectively, and are presented under the captions “Deposits for vessels acquisitions” and “Other long-term assets” in the condensed Consolidated Balance Sheets. During the three and nine month periods ended September 30, 2023, allocable general and administrative costs amounted to $990 and $3,000, respectively, and are presented under the captions “Deposits for vessels acquisitions” and “Other long-term assets” in the condensed Consolidated Balance Sheets.

Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2024 amounted to $16,136 and $47,685, respectively. Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2023 amounted to $14,927 and $44,788, respectively.

Balance due from/ (to) related parties: Balance due from/ (to) related parties, short-term as of September 30, 2024 and December 31, 2023 amounted to $46,120 and $(32,026), respectively. Balance due from related parties, long-term as of September 30, 2024 and December 31, 2023 amounted to $0 and $39,570, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements and are presented under the captions “Amounts due from related parties” and “Amounts due to related parties” in the condensed Consolidated Balance Sheets.

In October 2023, Navios Partners entered into a time charter agreement with a subsidiary of its affiliate Navios South American Logistics Inc. for the Navios Vega, a 2009-built transhipper vessel. The vessel was delivered during the first quarter of 2024. The term of this time charter agreement is approximately five years, at a rate of $25.8 net per day and for the three and nine month periods ended September 30, 2024, the amounts of $2,366 and $5,679, respectively, are presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners. As of September 30, 2024, balance due from the above mentioned related party company amounted to $2,358 and is presented under the caption “Amounts due from related parties” in the condensed Consolidated Balance Sheets.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

General partner: Olympos Maritime Ltd., an entity affiliated with our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

NOTE 13 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2022 of $0.05 per unit. The distribution was paid on February 14, 2023 to all unitholders of common units and general partnership units of record as of February 10, 2023. The aggregate amount of the declared distribution was $1,540.

In April 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2023 of $0.05 per unit. The distribution was paid on May 12, 2023 to all unitholders of common units and general partnership units of record as of May 9, 2023. The aggregate amount of the declared distribution was $1,540.

In July 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2023 of $0.05 per unit. The distribution was paid on August 11, 2023 to all unitholders of common units and general partner units of record as of August 8, 2023. The aggregate amount of the declared distribution was $1,540.

In February 2024, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2023 of $0.05 per unit. The distribution was paid on February 14, 2024 to all unitholders of common units and general partnership units of record as of February 12, 2024. The aggregate amount of the declared distribution was $1,540.

In April 2024, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2024 of $0.05 per unit. The distribution was paid on May 14, 2024 to all unitholders of common units and general partnership units of record as of May 10, 2024. The aggregate amount of the declared distribution was $1,540.

In July 2024, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2024 of $0.05 per unit. The distribution was paid on August 14, 2024 to all unitholders of common units and general partnership units of record as of August 9, 2024. The aggregate amount of the declared distribution was $1,531.

In October 2024, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2024 of $0.05 per unit. The distribution will be paid on November 15, 2024 to all unitholders of common units and general partner units of record as of November 12, 2024. The aggregate amount of the declared distribution is estimated to be $1,521.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2024 and 2023.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2024	Three Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$97,755	$89,781	$272,585	$301,254
Income attributable to:
Common unitholders	$95,800	$87,985	$267,133	$295,230
Weighted average units outstanding basic
Common unitholders	29,983,226	30,183,387	30,108,793	30,183,387
Earnings per unit basic:
Common unitholders	$3.20	$2.92	$8.87	$9.78
Weighted average units outstanding diluted
Common unitholders	29,983,226	30,184,388	30,108,793	30,184,388
Earnings per unit diluted:
Common unitholders	$3.20	$2.91	$8.87	$9.78
Earnings per unit distributed basic:
Common unitholders	$0.05	$0.05	$0.15	$0.15
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.15	$0.15

Potential common units of 0 and 1,001 for the nine month periods ended September 30, 2024 and 2023, respectively, are included in the calculation of earnings per unit diluted.

NOTE 14 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

A discussion of the Company’s operating leases can be found in Note 20 – Leases to the Company’s consolidated financial statements included in the Annual Report.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad and the Erbil, and 4% for the Nave Electron.

As of September 30, 2024 and December 31, 2023, the outstanding balance of the operating lease liability amounted to $246,866 and $270,738, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted to $249,881 and $270,969 as at September 30, 2024 and December 31, 2023, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three and nine month periods ended September 30, 2024 amounted to $11,439 and $34,421, respectively. Lease expense incurred and paid for the three and nine month periods ended

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

September 30, 2023 amounted to $17,133 and $51,884, respectively. Lease expense is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three and nine month periods ended September 30, 2024, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $17,043 and $52,872, respectively. For the three and nine month periods ended September 30, 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $20,265 and $63,385, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2024, the weighted average useful life of the remaining operating lease terms was 8.5 years.

The table below provides the total amount of lease payments for the next five 12-month periods ending September 30 on an undiscounted basis on the Company’s chartered-in contracts as of September 30, 2024:

Period	Amount
2025	$38,361
2026	38,339
2027	37,674
2028	37,119
2029	36,257
2030 and thereafter	122,411
Total	$310,161
Operating lease liabilities, including current portion	$246,866
Discount based on incremental borrowing rate	$63,295

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to (i) Note 6 – Borrowings and Note 4 – Vessels, net, respectively; and (ii) Note 11 – Borrowings and Note 7 – Vessels, net, respectively, to the Company’s consolidated financial statements included in the Annual Report.

For the three and nine month periods ended September 30, 2024, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $22,368 and $68,508, respectively. For the three and nine month periods ended September 30, 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $23,789 and $63,654, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2024, the weighted average useful life of the remaining finance lease terms was 10.1 years.

The table below provides the total amount of lease payments and options to acquire vessels for the next five 12-month periods ending September 30 on an undiscounted basis under the Company’s finance leases as of September 30, 2024:

Period	Amount
2025	$63,427
2026	36,651
2027	36,201
2028	35,905
2029	44,564
2030 and thereafter	293,559
Total	$510,307
Finance lease liabilities, including current portion (see Note 6 – Borrowings)	$353,297
Discount based on incremental borrowing rate	$157,010

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Bareboat charter-out contracts

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years, extended for an additional period of five years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the condensed Consolidated Statements of Operations on a straight-line basis. For the three and nine month periods ended September 30, 2024, the charter hire income (net of commissions, if any) amounted to $8,110 and $24,640, respectively. For the three and nine month periods ended September 30, 2023 the charter hire income (net of commissions, if any) amounted to $8,044 and $24,086, respectively. Charter hire income (net of commissions, if any) is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

NOTE 15 – SUBSEQUENT EVENTS

In October 2024, Navios Partners took delivery of the Navios Utmost, a 2024-built 5,300 TEU containership and the Nave Photon, a 2024-built Aframax/LR2 tanker vessel of 115,752 dwt (See Note 11 – Commitments and contingencies).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 13, 2024